Exhibit 4.6

Description of Verbal Agreement between Immudyne, Inc. and Strawn Pickens LLP

John R. Strawn, Jr., is a founding partner of Strawn Pickens LLP. During 2011, Strawn Pickens LLP provided legal services to Immudyne, Inc., a predecessor of LifeMD, Inc. On March 9, 2012, Immudyne issued 80,000 shares to Strawn Pickens LLP in settlement of $70,000 in outstanding fees for these legal services, based on a price per share of $0.875 from a recent private placement. These shares were issued without vesting or other conditions.